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                               [EASCO, INC. LOGO]                     EXHIBIT 11

                                                                  August 3, 1999

Dear Stockholder:

     We are pleased to inform you that on July 28, 1999, Easco, Inc. ("Easco") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Caradon Inc. and E Acqco Inc. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer to purchase all outstanding shares of Easco's common stock (the "Shares") for $15.20 per Share, net to the seller in cash, without interest. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Shares (other than Shares held by dissenting Stockholders, if applicable) will be converted into the same consideration as is paid in the tender offer.

     Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the tender offer and merger are fair to, and in the best interests of, Easco and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Wasserstein Perella & Co., Inc., Easco's financial advisor, that the cash consideration of $15.20 per Share to be received by the stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view. The opinion, dated July 27, 1999, is attached as Schedule I to the Schedule 14D-9 enclosed herein. We encourage you to read the opinion in its entirety.

     Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

                                          Sincerely,

                                          /s/ Norman E. Wells, Jr.

                                          NORMAN E. WELLS, JR.
                                          President and Chief Executive Officer